Baylake Corp.

217 North Fourth Avenue

Sturgeon Bay, WI  54235

August 26, 2015

Mr. Michael R. Clampitt

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Baylake Corp.
Registration Statement on Form S-4
Filed June 22, 2015
File No. 333-205127

Dear Mr. Clampitt:

We are submitting this letter on behalf of Baylake Corp. (the “Company” or “Baylake”) in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by electronic mail dated July 9, 2015 in connection with its review of the Company’s Registration Statement on Form S-4 initially filed with the Commission on June 22, 2015 (the “Registration Statement”).  Your comments and the Company’s responses are set forth below.

The Merger

Background of the Merger, page 25

1.

Staff Comment:  We note your disclosure that NEWBI’s board engaged its accounting firm to conduct a Fair Market Business Valuation of NEWBI as of September 30, 2014, and that this valuation was used to determine the per share value of NEWBI.  It appears that the valuation is a report, opinion or appraisal for purposes of Item 4(b) of Form S-4.  Therefore, please revise your disclosure to provide the information required by Item 1015(b) of Regulation M-A, or please explain why you believe that you are not required to do so.

Response:  In response to the Staff’s comment, the Company has added a new section starting on page 26 of the Registration Statement, “Summary of Fair Market Business Valuation of NEWBI’s Independent Accountant”.  The added disclosure provides the information required by Item 1015 of Regulation M-A.

2.

Staff Comment:  Please file the Fair Market Business Valuation as an exhibit.  See Item 1016(c) of Regulation S-K.

Mr. Michael R. Clampitt

August 26, 2015

Response:  In response to the Staff’s comment, the Company has filed the Fair Market Business Valuation as an exhibit to the Registration Statement.

Material United States Federal Income Tax Consequences of the Merger, page 42

3.

Staff Comment:  We note that the tax opinions filed as Exhibit 8.1 and 8.2 are short form opinions.  Please revise your disclosure in this section to clearly state that the disclosure is the opinion of counsel and the accountant.  For example, please refer to the disclosure in this section as your opinion instead of a “discussion.”

Response:  In response to the Staff’s comment, the Company has revised the disclosure under the section “Material United States Federal Income Tax Consequences of the Merger” to clarify that the disclosure included in that section refers to the opinions of counsel and the accountant.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (920) 746-5464, or the Company’s outside counsel, Patrick Murphy of Godfrey & Kahn, S.C., at (414) 287-9222.

Very truly yours,

BAYLAKE CORP.

/s/ Susan Lohrey

Susan Lohrey